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        AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 2001
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                 TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                           (Name of Subject Company)

                 TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  88032R 10 7
                (CUSIP Number of Common Stock, $0.01 Par Value)

                                STEPHEN SAVITSKY
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                 TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                               1983 MARCUS AVENUE
                          LAKE SUCCESS, NEW YORK 11042
                                 (516) 358-1000
(Name, Address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                with a copy to:
                             FLOYD I. WITTLIN, ESQ.
                                BINGHAM DANA LLP
                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 318-7700

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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                 TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                               1983 MARCUS AVENUE
                          LAKE SUCCESS, NEW YORK 11042

October 29, 2001

Dear Stockholder:

    We are pleased to inform you that on October 18, 2001, Tender Loving Care Health Care Services, Inc. entered into an Agreement and Plan of Merger and Reorganization with e-MedSoft.com and TLC Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of e-MedSoft.com, providing for the acquisition of Tender Loving Care Health Care Services, Inc. TLC Acquisition Corporation has commenced a tender offer under the agreement to purchase all of the outstanding shares of Tender Loving Care Health Care Services, Inc.'s common stock for $1.00 per share, net to the seller, in cash. The tender offer is conditioned upon, among other things, at least a majority of Tender Loving Care Health Care Services, Inc.'s shares being tendered and not withdrawn. The tender offer will be followed by a merger in which each share of Tender Loving Care Health Care Services, Inc.'s common stock not purchased in the tender offer will be converted into the right to receive $1.00 per share in cash.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (1) DETERMINED THAT EACH OF THE MERGER AGREEMENT, THE OFFER AND MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF TENDER LOVING CARE HEALTH CARE SERVICES, INC. AND ITS STOCKHOLDERS, (2) DULY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND
(3) RECOMMENDED THAT TENDER LOVING CARE HEALTH CARE SERVICES INC.'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF TENDER LOVING CARE HEALTH CARE SERVICES, INC. COMMON STOCK PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of Cain Brothers & Company, LLC that, in such firm's opinion, as of the date thereof, the consideration to be received by the holders of shares of our common stock, pursuant to the tender offer and merger, is fair from a financial point of view to such holders. A copy of such opinion setting forth the assumptions made, procedures followed, matters considered and limits on the review undertaken by Cain Brothers & Company, LLC in rendering its opinion, can be found in Annex 1 to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

    Also enclosed are the Offer to Purchase by TLC Acquisition Corporation, dated October 29, 2001, and Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The
Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                        Stephen Savitsky
                                        Chairman of the Board and CEO
                                        Tender Loving Care Health Care
                                        Services, Inc.
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    This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer by TLC Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of e-MedSoft.com ("Parent" or "E-MedSoft"), a Nevada corporation, to purchase all of the outstanding shares of common stock of Tender Loving Care Health Care Services, Inc. (the "Company" or "Tender Loving Care").

ITEM 1.  SUBJECT COMPANY INFORMATION

(A)  NAME AND ADDRESS.

    The name of the subject company is Tender Loving Care Health Care
Services, Inc., a Delaware corporation. The address of the principal executive offices of Tender Loving Care is 1983 Marcus Avenue, Lake Success, New York 11042. The telephone number of Tender Loving Care's principal executive offices is (516) 358-1000.

(B)  SECURITIES.

    The title of the class of equity securities that are the subject of this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") is the common stock, par value $0.01 per share (the "Common Stock") of Tender Loving Care. As of October 26, 2001, there were 11,819,653 shares of Common Stock outstanding, 2,649,250 shares of Common Stock reserved for issuance upon the exercise of outstanding employee stock options, and 333,333 shares of Common Stock reserved for issuance upon the exercise of outstanding warrants at an exercise price per share below $1.00 per share.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

(A)  NAME AND ADDRESS.

    Tender Loving Care is the person filing this Statement. Its name, business address and business telephone number are set forth in Item 1(a) of this Statement.

(B)  TENDER OFFER.

    This Statement relates to the tender offer described in the Tender Offer Statement on Schedule TO, dated October 29, 2001 (as amended or supplemented, the "Schedule TO"), made by Purchaser to purchase all issued and outstanding shares (the "Shares") of the Common Stock at a price of $1.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(a) and (a)(1)(b), respectively, to the Schedule TO, and incorporated herein by reference. The principal executive offices of Purchaser and E-MedSoft, as set forth in the Schedule TO, are located at 200 Brickstone Square, Suite 403, Andover, Massachusetts 01810.

    The Offer is being made pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 18, 2001 (the "Merger Agreement"), by and among Tender Loving Care, Purchaser and E-MedSoft, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by this reference. Pursuant to the Merger Agreement, following the completion of the Offer and satisfaction or waiver of certain conditions specified in the Merger Agreement, Purchaser will be merged with and into Tender Loving Care (the "Merger"), with Tender Loving Care as the surviving corporation in the Merger and a wholly-owed subsidiary of E-MedSoft (the "Surviving Corporation"). In the Merger, each Share issued and outstanding immediately prior to the Merger (other than Shares
(1) owned by Tender Loving Care, (2) owned by E-MedSoft, Purchaser or their subsidiaries, or (3) owned by stockholders of Tender Loving Care, if any, who are entitled to and properly exercise

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dissenters' rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive the Offer Price of $1.00 per Share or any higher price paid per Share in the Offer, net to the seller in cash (subject to applicable withholding taxes).

    All information contained in or incorporated by reference into this Statement concerning E-MedSoft or Purchaser, including, but not limited to information with respect to the respective directors and executive officers of E-MedSoft and Purchaser or actions or events with respect to any of them, was provided by them, and Tender Loving Care takes no responsibility for such information.

    Pursuant to Section 21E(b)(2)(C) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the safe harbor for forward-looking statements under the Private Litigation Securities Reform Act of 1995 is not applicable to a forward-looking statement made in connection with a tender offer.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Certain contracts, agreements, arrangements or understandings between Tender Loving Care or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 (the "Information Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is attached as Annex 2 to this Statement and is incorporated herein by reference. Except as described below in this Item 3, to the knowledge of Tender Loving Care, as of the date hereof, no material agreement, arrangement or understanding or actual or potential conflict of interest exists between Tender Loving Care or its affiliates and (i) Tender Loving Care's executive officers, directors or affiliates or (ii) E-MedSoft and Purchaser or their respective executive officers, directors or affiliates.

    In October 1999, Tender Loving Care entered into employment agreements with Stephen Savitsky, its Chairman of the Board and Chief Executive Officer, Dale R. Clift, its President and Chief Operating Officer, David Savitsky, its Vice Chairman of Governmental Affairs, Willard T. Derr, its Chief Financial Officer, Senior Vice President, Corporate Controller and Treasurer, Renee J. Silver, its Vice President and General Counsel, and Sandra Parshall, its Senior Vice President of Operations. Under these agreements, if there is a change of control of Tender Loving Care (which would include the Offer and the Merger), and the employee is discharged for any reason (other than for conviction of a felony) or leaves for any reason within 12 months after the change of control, Tender Loving Care is required to pay the departing employee an amount equal to 2.99 times his or her average annual income in the nature of compensation and includible in gross income over the five most recent taxable years ending before the change of control.

    On October 18, 2001, Tender Loving Care entered into new employment agreements with Stephen Savitsky, Dale R. Clift and David Savitsky. These new employment agreements become effective when a majority of the shares have been tendered to Purchaser in the Offer and Purchaser is obligated to accept such tendered shares for payment (the "Minimum Condition"). When these new employment agreements become effective, they will replace the current employment agreements Tender Loving Care has with Stephen Savitsky, Dale R. Clift and David Savitsky. These new employment agreements do not include the change of control provisions described in the preceding paragraph. Upon these new employment agreements becoming effective, Tender Loving Care is required to pay signing bonuses of $4,770,000 to Stephen Savitsky, $1,250,000 to Dale R. Clift, and $1,230,000 to David Savitsky. The signing bonus, or a pro rated portion thereof, must be repaid by the employee to Tender Loving Care if, within 12 months after the effective date of the new employment agreement, his employment by Tender Loving Care is terminated for cause (as defined in the new employment agreement) or he voluntarily terminates his employment by Tender Loving Care for any reason (other than for good reason, as defined in the new employment agreement). E-MedSoft has guaranteed the payment of these signing bonuses to Stephen Savitsky, Dale R. Clift and David Savitsky.

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    In addition, Tender Loving Care agreed on October 18, 2001, to pay additional amounts of $1,230,000 to Stephen Savitsky, $1,250,000 to Dale R. Clift, and $449,000 to David Savitsky, in consideration for such executives to enter into the New Employment Agreements and continue their employment with the Company. These additional amounts are payable by Tender Loving Care when the Minimum Condition is satisfied. E-MedSoft has guaranteed the payment of these additional amounts to Stephen Savitsky, Dale R. Clift and David Savitsky.

    Under the terms of Tender Loving Care's 1999 Stock Option Plan (the "Plan") and actions of the Board, acting as administrator under the Plan, all outstanding stock options under the Plan, whether or not exercisable or vested, which are outstanding and exercisable immediately prior to the Minimum Condition being satisfied, shall by virtue thereof become immediately fully vested and exercisable on the date the Minimum Condition is satisfied.

    On October 18, 2001, E-MedSoft granted five-year warrants (collectively, the "Warrants") to Stephen Savitsky for the purchase of 6,000,000 shares of common stock of E-MedSoft, to Dale R. Clift for the purchase of 2,400,000 shares of common stock of E-MedSoft, and to David Savitsky for the purchase of 2,400,000 shares of common stock of E-MedSoft. The exercise price for these warrants is $.50 per share, subject to customary adjustments for a subdivision or combination of the common stock of E-MedSoft. These grants become effective upon satisfaction of the Minimum Condition. An individual's Warrants, or a pro rated portion of the Warrants, are subject to forfeiture if, within 12 months after the date the grantee's new employment agreement with Tender Loving Care becomes effective, his employment by Tender Loving Care is terminated for cause (as defined in the new employment agreement) or he voluntarily terminates his employment for any reason (other than good reason, as defined in the new employment agreement). On October 18, 2001, the closing price per share of E-MedSoft's common stock as reported on the American Stock Exchange was $2.20.

    The Information Statement attached as Schedule I to this Statement and incorporated herein by reference is being furnished to Tender Loving Care's stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with E-MedSoft's right (after acquiring a majority of the outstanding shares of Tender Loving Care's common stock in the Offer) to designate persons to the Board of Directors of Tender Loving Care (the "Board") other than at a meeting of the stockholders of Tender Loving Care.

    THE MERGER AGREEMENT

    The summary of the material terms of the Merger Agreement, set forth in
Section 10--"Background of the Offer, the Merger Agreement and Related Agreements--The Merger Agreement" in the Offer to Purchase, is incorporated herein by reference. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

    SHAREHOLDER AGREEMENT

    As a condition and inducement to E-MedSoft's and Purchaser's entering into the Merger Agreement, Stephen Savitsky, Dale R. Clift, David Savitsky, Willard
T. Derr, Renee J. Silver, Sandra Parshall, Jonathan J. Halpert, Ph.D., and Bernard J. Firestone, Ph.D., who together hold dispositive power with respect to an aggregate of 4,195,845 Shares, (which includes options to purchase 1,624,750 shares under Tender Loving Care's 1999 Stock Option Plan) or approximately 31% of Tender Loving Care's outstanding Shares, entered into a Shareholder Agreement, dated as of October 18, 2001 (the "Shareholder Agreement"), with E-MedSoft and Purchaser, immediately following the execution and delivery of the Merger Agreement.

    The summary of the material terms of the Shareholder Agreement set forth in
Section 10--"Background of the Offer; the Merger Agreement and Related Agreements--Related Agreements--

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The Shareholder Agreement" in the Offer to Purchase is incorporated herein by reference. The summary of the Shareholder Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Shareholder Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

    STOCK OPTION AGREEMENT

    As a condition and inducement to E-MedSoft's and Purchaser's entering into the Merger Agreement, Tender Loving Care, E-MedSoft and Purchaser, simultaneously with the execution and delivery of the Merger Agreement, entered into a Stock Option Agreement, dated as of October 18, 2001 (the "Stock Option Agreement").

    The summary of the material terms of the Stock Option Agreement set forth in
Section 10--"Background of the Offer; the Merger Agreement and Related Agreements--Related Agreements--The Stock Option Agreement" in the Offer to Purchase is incorporated herein by reference. The summary of the Stock Option Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Stock Option Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

    EXECUTIVE EMPLOYMENT AGREEMENTS

    Simultaneously with the parties entering into the Merger Agreement, Tender Loving Care entered into new employment agreements dated as of October 18, 2001 (collectively, the "New Employment Agreements") with Stephen Savitsky, Dale R. Clift and David Savitsky.

    The summary of the material terms of the New Employment Agreements set forth in Section 10--"Background of the Offer; the Merger Agreement and Related Agreements--Related Agreements--Executive Employment Agreements" in the Offer to Purchase is incorporated herein by reference. The summary of the New Employment Agreements contained in the Offer to Purchase is qualified in its entirety by reference to the New Employment Agreements, copies of which are filed as Exhibits 5, 6 and 7 hereto and are incorporated herein by reference.

    ADDITIONAL PAYMENTS AGREEMENT

    The following summary of the material terms of the Additional Payments Agreement (as defined below) is qualified in its entirety by reference to the Additional Payments Agreement, a copy of which is filed as Exhibit 8 hereto and is incorporated herein by reference.

    Simultaneously with the execution of the New Employment Agreements and in consideration for their continued employment with the Company, Tender Loving Care entered into an Agreement dated October 18, 2001 (the "Additional Payments Agreement") with Stephen Savitsky, Dale R. Clift and David Savitsky whereby Tender Loving Care agreed to pay additional amounts to Stephen Savitsky in the amount of $1,230,000, to Dale R. Clift in the amount of $1,250,000, and to David Savitsky in the amount of $449,000. The additional amounts are payable by Tender Loving Care when the Minimum Condition is satisfied.

    E-MEDSOFT GUARANTEE LETTER

    The following summary of the material terms of the E-MedSoft Guarantee Letter (as defined below) is qualified in its entirety by reference to the E-MedSoft Guarantee Letter, a copy of which is filed as Exhibit 9 hereto and is incorporated herein by reference.

    Simultaneously with the execution of the New Employment Agreements and the Additional Payments Agreement, E-MedSoft executed a letter, dated October 18, 2001 (the "E-MedSoft Guarantee Letter"), whereby E-MedSoft guaranteed the payment by Tender Loving Care to Stephen

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Savitsky, Dale R. Clift and David Savitsky of their respective signing bonuses under the New Employment Agreements and the respective additional amounts payable to them under the Additional Payments Agreement.

    WARRANT AGREEMENTS

    Simultaneously with the parties executing entering into the New Employment Agreements and in consideration for their continued employment with Tender Loving Care, E-MedSoft granted warrants to Stephen Savitsky, Dale R. Clift and David Savitsky pursuant to a Warrant Agreement, dated October 18, 2001 (a "Warrant Agreement"), with each such executive.

    The summary of the material terms of the Warrant Agreements set forth in
Section 10--"Background of the Offer; the Merger Agreement and Related Agreements--Related Agreements--Warrant Agreements" in the Offer to Purchase is incorporated herein by reference. The summary of the Warrant Agreements contained in the Offer to Purchase is qualified in its entirety by reference to the Warrant Agreements, copies of which are filed as Exhibits 10, 11 and 12 and are incorporated herein by reference.

    CONFIDENTIALITY AGREEMENT

    The following summary description of the Confidentiality Agreement (as defined below) is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit 13 hereto and is incorporated herein by reference.

    On September 25, 2001, E-MedSoft and Tender Loving Care entered into a Confidentiality Agreement (the "Confidentiality Agreement"). The Confidentiality Agreement applies to confidential information (as that term is defined in the Confidentiality Agreement) exchanged for the purpose of evaluating a possible transaction, such as the Merger. The Confidentiality Agreement provides that neither party shall disclose confidential information provided to it by the other party and that each party shall use confidential information provided to it by the other party only for the purposes of evaluating the possible business transaction between the two parties. Each party agrees that, for a period of two years following the date of the Confidentiality Agreement, such party shall not solicit the employment (other than through general solicitation in the media) of any individual employed by the other who is known by the soliciting party to have participated in any discussions, negotiations or due diligence investigation in connection with the proposed business transaction.

    DIRECTOR AND OFFICER INDEMNIFICATION

    Under the Merger Agreement, E-MedSoft agrees to cause the Surviving Corporation to fulfill and honor in all respects the obligations of Tender Loving Care pursuant to the indemnification provisions of the DGCL, Tender Loving Care's Certificate of Incorporation and By-Laws, or any indemnification agreement with officers and directors of Tender Loving Care to which Tender Loving Care is a party. In addition, E-MedSoft agrees under the Merger Agreement to pay or cause the Surviving Corporation to pay, as incurred, an indemnified party's reasonable legal and other expenses incurred in connection with indemnifiable claims to the fullest extent permitted by the DGCL.

    E-MedSoft agrees under the Merger Agreement, for a period of six years following the Effective Time, to use its commercially reasonable efforts to provide or cause the Surviving Corporation to provide, officers' and directors' liability insurance, on terms substantially similar to those of Tender Loving Care's officers' and directors' insurance policy--as in effect on the date of the Merger Agreement.

    For additional discussion of the indemnification and insurance provisions of the Merger Agreement, see Section 10--"Background of the Merger; the Merger Agreement and Related Agreements--The Merger Agreement--Directors' and Officers' Indemnification Insurance" in the Offer to Purchase, a copy of which is incorporated herein by reference.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(A)  RECOMMENDATION OF BOARD OF DIRECTORS.

    The Board, at a meeting held on October 11, 2001, unanimously (i) approved the Merger Agreement, the Shareholder Agreement, the Stock Option Agreement, and the transactions contemplated by those agreements, including the Offer and the Merger, (ii) determined that the Merger Agreement, the Shareholder Agreement, the Stock Option Agreement and the transactions contemplated by those agreements, including the Offer and the Merger, are advisable, fair to and in the best interests of Tender Loving Care's stockholders, and (iii) recommends that Tender Loving Care's stockholders accept the Offer and tender their Shares to Purchaser in accordance with the terms of the Offer.

BACKGROUND

    Since Tender Loving Care was spun off from Staff Builders, Inc. ("Staff Builders") in October 1999, senior management, on an ongoing basis, and the Board have evaluated Tender Loving Care's financial performance against its strategic alternatives, including potential business combinations. The Board and Tender Loving Care's senior management regularly evaluate the impact of certain developments in Tender Loving Care's industry, including changes in Medicare reimbursement regulations, policies and methodologies, new government regulation and enforcement policies, cost containment efforts by third party payors, potential changes in the competitive landscape, as well as the impact of current market and economic conditions, on Tender Loving Care's short-term and long-term strategies. Based on this evaluation, the Board and Tender Loving Care's senior management determined that an acquisition of Tender Loving Care would be one of the possible courses of action that could enhance stockholder value.

    In July 2000, Stephen Savitsky, the Chairman of the Board and Chief Executive Officer of Tender Loving Care, met with Frank Magliochetti, the Chairman, Chief Executive Officer and President of a soon to be formed Chartwell Diversified Services, Inc. ("Chartwell"), to discuss possible synergies between their respective businesses. Between July 2000 and June 2001, Mr. Savitsky and Mr. Magliochetti spoke by telephone from time to time, focusing more specifically on the possible benefits of a business combination. However, no formal or specific discussions of a possible business combination took place during that period.

    On July 3, 2001, Mr. Savitsky and Mr. Magliochetti spoke by telephone to discuss the concept of a business combination of Tender Loving Care and E-MedSoft following E-MedSoft's acquisition of Chartwell. Mr. Savitsky and
Mr. Magliochetti believed that a business combination of E-MedSoft and Tender Loving Care, who operated in similar lines of business but without directly competing with each other, provided synergistic opportunities. These synergistic opportunities include, but are not limited to, the combination of back office functions and the use of contractual relationships with hospitals and health care facilities throughout the country thereby promoting one stop shopping for health care services in alternative settings. Also, the geographic coverage of a combined business and the opportunities for joint marketing efforts were important factors in their discussions.

    On August 6, 2001, E-MedSoft announced it had completed its acquisition of Chartwell. Mr. Magliochetti then became the Co-Chief Executive Officer of E-MedSoft.

    On August 17 and 24, 2001, Mr. Savitsky and Mr. Magliochetti met in New York City to discuss further a possible transaction between E-MedSoft and Tender Loving Care. At the latter meeting, Mr. Magliochetti suggested E-MedSoft would consider offering to holders of Company Common Stock shares of E-MedSoft common stock with a value of approximately $.75 per share, which represented a premium of approximately 75% over the then current trading price per share of Tender Loving Care. Mr. Savitsky indicated that the suggested price would likely be unacceptable to Tender Loving Care's Board.

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    On August 27, 2001, Mr. Savitsky and Mr. Magliochetti met in New York City
with Mitchell Stein, a major stockholder of E-MedSoft. The parties discussed the conditions to any transaction between E-MedSoft and Tender Loving Care. E-MedSoft indicated that any transaction would be subject to the senior management team of Tender Loving Care agreeing to continue their employment by Tender Loving Care following any such transaction for a substantial period of time. E-MedSoft then submitted a non-binding proposal to acquire Tender Loving Care at a price per share of $1.00 payable in shares of E-MedSoft's common stock. This initial proposal was subject to various conditions, including satisfactory completion of due diligence, the unanimous recommendation by the Boards of Directors of Tender Loving Care and E-MedSoft, respectively, and the execution of a mutually acceptable definitive agreement. In addition, E-MedSoft indicated to Tender Loving Care that it would proceed with the acquisition of Tender Loving Care only if Tender Loving Care's directors and certain of its executive officers executed an agreement pursuant to which, among other things, such persons would agree to tender their Shares in the Offer and, in their capacities as stockholders, vote in favor of the Merger.

    On August 27, 2001, the Board met to discuss the initial proposal submitted by E-MedSoft. At the meeting, Stephen Savitsky reviewed for the Board his discussions with Mr. Magliochetti and the terms of the initial proposal. After much discussion, the Board authorized Stephen Savitsky to enter into, on behalf of Tender Loving Care, an agreement with E-MedSoft setting forth the terms of the initial proposal. The Board required that the agreement must provide that consummation of the proposed transaction with E-MedSoft would be subject to approval by the Board and, to the extent necessary, approval by the stockholders of Tender Loving Care. Tender Loving Care and E-MedSoft subsequently entered into a Merger Agreement dated August 27, 2001 (the "August 27 Merger Agreement"), setting forth the terms of the initial proposal by E-MedSoft.

    On August 28, 2001, Mr. Savitsky, on behalf of Tender Loving Care, and Mr. Magliochetti, on behalf of E-MedSoft, entered into a confirmation setting forth the key terms of the employment and compensation arrangements among E-MedSoft, Tender Loving Care and Tender Loving Care's senior executives and management team.

    On August 28, 2001, E-Med issued a press release announcing the terms of the August 27 Merger Agreement.

    On or about September 5, 2001, Tender Loving Care retained Bingham Dana LLP ("Bingham") to act as Tender Loving Care's legal representative in connection with the proposed transaction with E-MedSoft. E-MedSoft's legal representative, Manatt Phelps and Phillips ("Manatt") delivered a draft merger agreement to Bingham on September 7, 2001 that contemplated a stock-for-stock merger between E-MedSoft and Tender Loving Care.

    Between September 7 and 9, 2001, Mr. Savitsky and Mr. Magliochetti discussed revising the terms of the proposed transaction to provide that Tender Loving Care's stockholders would receive $1.00 in cash for each Share instead of shares of E-MedSoft common stock with a value of $1.00 per share. Mr. Savitsky and Mr. Magliochetti also discussed changing the transaction to a cash tender offer by E-MedSoft for all of Tender Loving Care's Shares. On September 9, 2001,
Mr. Savitsky and Mr. Magliochetti agreed to the foregoing structural changes in the proposed transaction, subject to approval by the Boards of Directors of Tender Loving Care and E-MedSoft.

    On September 14, 2001, the Board held a telephonic meeting, beginning at 3:30 p.m. (EST). Also present via telephone conference was Floyd I. Wittlin of Bingham, Tender Loving Care's legal representative. During this meeting, the directors discussed at length the fairness of the price and the other terms of the August 27 Merger Agreement, including the proposed New Employment Agreements with Stephen Savitsky, Dale R. Clift and David Savitsky, the bonus payments payable to such employees with funds provided by the E-MedSoft, the Warrants to be issued by E-MedSoft to such employees, and the conditions to closing of the transaction. The Board also discussed the likelihood that stockholders would receive the price for their shares earlier if, following the execution of a definitive merger agreement, E-MedSoft commenced a cash tender offer, rather than soliciting proxies in connection with a meeting of Company stockholders to approve the Merger.

    During this meeting, Mr. Wittlin reviewed with the Board their fiduciary duties in connection with a sale of Tender Loving Care and the role of independent directors in such a transaction. After discussion, the Board resolved to create a Special Committee of the Board (the "Special Committee") consisting of Jonathan J. Halpert and Bernard Firestone, and delegated to the Special Committee the power and authority to review the proposed transaction with E-MedSoft in order to determine whether such terms were fair to and in the best interests of Tender Loving Care and its stockholders. Upon being duly appointed, the Special Committee advised the remaining members of the Board that the Special Committee would retain an investment banking firm for purposes of delivering a fairness opinion in connection with the proposed transaction. Also during this meeting, Mr. Wittlin discussed with the Board that a cash tender offer would likely result in Company stockholders receiving consideration earlier than they would if Tender Loving Care were to solicit proxies from stockholders in connection with a meeting of stockholders to approve the Merger. He also reviewed with them the approvals and consents necessary in connection with the proposed transaction, and the timing of the proposed transaction.

    On September 14, 2001, Manatt circulated a revised draft merger agreement based on a cash tender offer for all of the shares for $1.00 per Share.

    Between September 14 and 18, 2001, the Special Committee considered prospective investment banking firms for the purposes of delivering a fairness opinion. The Special Committee ultimately selected Cain Brothers & Company, LLC ("Cain Brothers") to provide such a fairness opinion. Tender Loving Care's legal representatives then began to review the proposed engagement letter between Tender Loving Care and Cain Brothers. Tender Loving Care also provided Cain Brothers with documents and materials requested by Cain Brothers for its due diligence review. Tender Loving Care selected Cain Brothers based upon their extensive experience in advising on transactions in the health care industry, as well as the experience the members of the Special Committee had with Cain Brothers when Cain Brothers advised the independent committee of directors of Staff Builders, on which the members of the Special Committee served, in connection with the spin off of Tender Loving Care by Staff Builders.

    On September 19, 2001, E-MedSoft provided Tender Loving Care a due diligence document request. Throughout the next few weeks, the parties and their representatives conducted numerous conference calls regarding due diligence matters as well as the terms of the various related documents.

    On September 24, 2001, Tender Loving Care's and E-MedSoft's respective legal representatives negotiated by telephone the terms of the draft merger agreement. Gordon Bava of Manatt stated that E-MedSoft would request Tender Loving Care to pay a termination fee of $3,000,000 in the event Tender Loving Care accepted a superior proposal from a third party and did not consummate the transaction with E-MedSoft.

    On September 25, 2001, Tender Loving Care and E-MedSoft entered into the Confidentiality Agreement.

    Between September 25 and October 4, 2001, Tender Loving Care's and E-MedSoft's respective legal representatives continued to negotiate the terms and conditions of the Merger Agreement, the Shareholder Agreement, the Stock Option Agreement and the New Employment Agreements. Tender Loving Care's legal representatives also finalized the terms of the engagement letter between Tender Loving Care and Cain Brothers.

    On October 4, 2001, Bingham delivered to the Board the then current versions of the Merger Agreement, the Shareholder Agreement and the Stock Option Agreement. The Board also received the final form of the engagement letter with Cain Brothers.

    On October 5, 2001, beginning at 10:00 a.m., the Special Committee and the full Board met to discuss the status of the transaction. Also present at this meeting via telephone was Jonathan M. Peterson of Bingham. The Special Committee first resolved to approve the final terms of the engagement letter with Cain Brothers and authorized Stephen Savitsky to enter into, on behalf of Tender Loving Care, such engagement letter.

    Mr. Peterson then discussed the status of negotiations with E-MedSoft's legal representatives on the terms of the draft Merger Agreement. The Board discussed, among other things, the provisions in the draft Merger Agreement regarding alternative acquisition proposals, the fiduciary duties of the Board with respect to such other proposals, the rights of E-MedSoft under the draft Merger Agreement in the event any such other proposals are received by Tender Loving Care, and the rights and obligations of the Board under the draft Merger Agreement with respect to any such proposals. Mr. Peterson also reported on the continuing negotiations over the amount of the termination fee that would be payable by Tender Loving Care to E-MedSoft in certain events with respect to a superior alternative acquisition proposal for Tender Loving Care. The Board discussed such provisions at length and deemed them acceptable, but instructed Bingham to seek a lower termination fee than the amount requested by E-MedSoft.

    The Board also discussed the terms and conditions of the Shareholder Agreement and the Stock Option Agreement. Mr. Peterson reported that the terms of those documents were substantially agreed to by the parties, subject to approval by the respective Boards.

    Between October 5 and 8, 2001, Tender Loving Care's and E-MedSoft's legal representatives continued to negotiate the terms of the Merger Agreement. By October 9, 2001, such documents also had been substantially agreed to by the parties, subject to approval by the respective Boards.

    On October 10, 2001, Bingham delivered to the Board the substantially completed versions of the Merger Agreement, the Shareholder Agreement and the Stock Option Agreement.

    A meeting of the Board, including the members of the Special Committee, was then held on October 11, 2001 to consider a valuation analysis presented by Cain Brothers with respect to the proposed transaction and, if advisable, to formally approve the Merger Agreement, the Shareholder Agreement, the Stock Option Agreement and related transactions. Present in person for such meeting was Mr. Wittlin of Bingham and Jay Sterns and Jim Vaughan of Cain Brothers.

    Mr. Wittlin summarized the final resolution of the terms of the Merger Agreement, including the proposed resolution that Tender Loving Care would pay a termination fee in the amount of $1,250,000 in certain events in connection with any superior alternative acquisition proposal.

    The Board also discussed the proposed terms of the New Employment Agreements. The Board specifically addressed the issue of whether the offer by E-MedSoft for the Shares would be increased if the number of Warrants issued, and the amounts payable under the New Employment Agreements and the Additional Payments Agreement, to Stephen Savitsky, Dale R. Clift and David Savitsky were reduced. The Board concluded that E-MedSoft was not prepared to offer more than $1.00 per Share regardless of the terms of the New Employment Agreements, Warrant Agreements or Additional Payments Agreement. Moreover, Messrs. Savitsky and Clift did not express a willingness to reduce the terms of their individual arrangements. After this discussion, the proposed terms of the New Employment Agreements were also approved, subject to approval of the final form of those Agreements by the Special Committee.

    Mr. Sterns and Mr. Vaughan discussed Cain Brothers' estimate of the fair market enterprise value for Tender Loving Care, based on its analysis of
(i) publicly traded companies engaged in businesses considered by Cain Brothers to be comparable to that of Tender Loving Care, (ii) recent merger and acquisition transactions involving comparable companies, (iii) the present value of future cash flows available to Tender Loving Care's equity holders based on a financial forecast prepared by Tender

Loving Care, and (iv) current and historical market prices and trading data of Tender Loving Care's common stock for specified periods. Based on its analysis, Mr. Sterns and Mr. Vaughan reported to the Board that, subject to assumptions and conditions to be set forth in its written opinion, Cain Brothers viewed the consideration to be received by the holders of Tender Loving Care's common stock in the Offer and the Merger to be fair to such holders, from a financial point of view.

    After much discussion, the Special Committee advised the Board that the Merger Agreement, the Shareholder Agreement, and the Stock Option Agreement, and the transactions contemplated thereby, were advisable and in the best interests of Tender Loving Care's stockholders. With the recommendation of the Special Committee, the Board then unanimously approved the terms and conditions of such documents and transactions. The Board also unanimously determined that it would recommend to Tender Loving Care's stockholders that they tender their Shares in the Offer.

    On October 12, 2001, Bingham delivered to E-MedSoft's legal representatives an initial set of the Disclosure Schedules to the Merger Agreement.

    Between October 12 and 16, 2001, E-MedSoft conducted additional due diligence of Tender Loving Care's business and operations, including on-site due diligence visits to Tender Loving Care's headquarters on October 14 and 15, 2001. A change to the Merger Agreement was proposed by E-MedSoft to give it a reasonable period after the signing of the definitive Merger Agreement for E-MedSoft to complete its due diligence review of Tender Loving Care. Also, between October 12 and 16, 2001, Mr. Magliochetti, Stephen Savitsky and E-MedSoft's legal representatives continued to negotiate the terms of the New Employment Agreements, Additional Payments Agreement and Warrant Agreements with Stephen Savitsky, Dale R. Clift and David Savitsky and their legal representatives. The revised versions of the Merger Agreement, New Employment Agreements, Additional Payments Agreement and form of Warrant Agreement were delivered to the Board on October 15, 2001.

    On October 14 and 15, 2001, counsel for E-MedSoft conducted on-site due diligence and interviewed Mr. Clift, the President of Tender Loving Care, and Willard T. Derr, the Chief Financial Officer of Tender Loving Care. Representatives of E-MedSoft continued off-site business, financial, technical and legal due diligence investigations of Tender Loving Care and its operations. In addition to the customary aspects of the due diligence process, E-MedSoft held discussions with members of Tender Loving Care's senior management. E-MedSoft's due diligence investigation continued after conclusion of the October 14 and 15, 2001, meetings with requests for additional information and for responses to specific questions being made primarily by representatives of E-MedSoft.

    On October 16, 2001, the Board, including the members of the Special Committee, met via telephone conference to discuss the status of the transaction. Also present via telephone conference was Mr. Peterson of Bingham. The Board discussed E-MedSoft's request to condition the transaction of E-MedSoft being satisfied with its legal, financial and business due diligence within seven days following the public announcement of the execution of the definitive Merger Agreement. The Special Committee and the Board approved such condition and reaffirmed their unanimous approval of the Merger Agreement, the Stockholder Agreement and the Stock Option Agreement.

    On October 17, 2001, E-MedSoft resolved with Stephen Savitsky, Dale R. Clift, and David Savitsky the final terms of the New Employment Agreements, the Warrant Agreements, the Additional Payments Agreement and the E-MedSoft Guarantee Letter. By written consent dated as October 18, 2001, the Special Committee authorized and approved the execution and delivery by Tender Loving Care of the New Employment Agreements and the Additional Payments Agreement.

    Cain Brothers delivered its fairness opinion, dated October 18, 2001, a copy of which is filed as Exhibit 16 hereto and attached as Annex 1 hereto and is incorporated herein by reference.

    On October 18, 2001, E-MedSoft, Purchaser and Tender Loving Care entered into the Merger Agreement and the Stock Option Agreement. Tender Loving Care also entered into the New Employment Agreements and Additional Payments Agreement with Stephen Savitsky, Dale R. Clift and David Savitsky. In addition, E-MedSoft executed and delivered the Warrant Agreements and the E-MedSoft Guarantee Letter. Stephen Savitsky, Mr. Clift, David Savitsky, Dr. Halpert,
Dr. Firestone, Mr. Derr, Ms. Silver and Ms. Parshall entered into the Shareholder Agreement.

    On the morning of October 19, 2001, E-MedSoft and Tender Loving Care issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release issued by Tender Loving Care has been filed as an exhibit to the Tender Offer Statement on Schedule TO-C filed by E-MedSoft and Purchaser with the SEC in connection with the Offer and is incorporated herein by reference.

    On October 25, 2001, Tender Loving Care agreed to grant E-MedSoft and Purchaser an extension until 6:00 p.m. on October 26, 2001 to complete their due diligence investigation. In accordance with the Merger Agreement, due diligence continued by E-MedSoft through such period.

(B)  REASONS.

    A letter to stockholders communicating the Board's recommendation and a press release announcing the signing of the Merger Agreement are filed as Exhibits 1 and 2 to this Statement, respectively, and are incorporated herein by reference. In considering the Offer and determining to recommend its acceptance, the Board analyzed the present and potential value of the Common Stock, the terms of the Offer and its fairness from a financial point of view. The Board decided to recommend acceptance of the Offer based on a number of factors, including, without limitation, the following:

    - the terms and conditions of the Offer and the Merger Agreement;

    - the relationship of the Offer Price to the recent historical trading prices of Common Stock and the fact that the Offer Price represents a significant premium to such trading prices. In particular, the Board considered the fact that the Offer Price represents a premium of approximately 122% over the closing sale price of $.45 for a Share as reported by the OTC Bulletin Board System on August 27, 2001, the trading day preceding the date on which the August 27 Merger Agreement was announced;

    - the oral opinion of Cain Brothers, delivered to the Board, which was confirmed by its written opinion to the Board of Directors, dated as of October 18, 2001, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the consideration to be received by the holders of Tender Loving Care's common stock was fair to such holders from a financial point of view;

    - the benefits of the transaction being structured as an immediate cash tender offer for all of the Shares, thereby enabling the stockholders of Tender Loving Care the opportunity to obtain cash for all of their Shares at the earliest possible time and the fact that the per Share consideration to be paid on the Offer and the Merger is the same. The Board also considered the fact that, if the Merger is approved, the holders of Shares will not participate in future growth of Tender Loving Care;

    - the belief of the Board that the Offer and the Merger represent a more desirable alternative than continuing to operate Tender Loving Care as an independent company. In particular, the Board believes that although Tender Loving Care is presently operating on a positive cash flow basis before interest, taxes, depreciation and amortization, it would be difficult for Tender Loving Care to become profitable or operate on a positive cash flow basis after interest, taxes, depreciation and amortization or for the price of Tender Loving Care's common stock to appreciate significantly because of the substantial amount of indebtedness owed by Tender Loving Care, both to its senior lender as well as to the Centers for Medicare and Medicaid Services. The Board also believes that the Common Stock had become a relatively illiquid security, adversely affecting its trading price. In this regard, the Board noted the limited trading volume of the Common Stock on the OTC Bulletin Board System, as evidenced by its average monthly trading volume;

    - information with respect to the financial condition, results of operations and business of Tender Loving Care, on both a historical and a prospective basis, current industry, economic and market conditions and trends, and the Board's belief, on the basis of such information, that the price to be paid in the Offer and the Merger fairly reflects Tender Loving Care's prospects and the risks and uncertainties as well as the opportunities involved in Tender Loving Care's current business environment;

    - the fact that the Merger Agreement provides that holders of outstanding options and warrants to acquire Shares will receive in exchange for cancellation of their options and warrants the excess, if any, of the Offer Price per Share over the exercise price of such options and warrants multiplied by the number of Shares subject to such options and warrants;

    - the fact that E-MedSoft's and Purchaser's obligations under the Offer are not subject to any financing condition, and the financial ability and willingness of E-MedSoft to consummate the Offer and the Merger;

    - the fact that while the Merger Agreement prohibits Tender Loving Care from soliciting other takeover proposals, Tender Loving Care may, subject to the satisfaction of certain conditions, furnish information concerning Tender Loving Care to a third party and may engage in discussions or negotiations with a third party regarding certain takeover proposals. The Board also considered the fact that Tender Loving Care could terminate the Merger Agreement following receipt of an offer to engage in a more favorable transaction with a third party. The Board considered carefully the termination fee that would be payable to E-MedSoft in such circumstances and concluded that the $1,250,000 fee was reasonable and necessary to induce E-MedSoft to enter into the Merger Agreement;

    - the terms of the Shareholder Agreement pursuant to which holders who beneficially own approximately 31% of the outstanding Shares would agree to tender their Shares in the Offer and vote their Shares in favor of the Merger; and

    - the fact that dissenters' appraisal rights will be available to holders of Shares under Delaware law who perfect such rights in accordance with the DGCL.

    In its examination of the Offer and the Merger, the Board considered the interests of Tender Loving Care's executive officers and directors that are different from, or in addition to, the interests of Tender Loving Care's stockholders, including the New Employment Agreements, Warrant Agreements, and Additional Payments Agreements. The Board did not believe that these interests affected its decision to approve the Offer and the Merger.

    The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After weighing all of these considerations, the Board unanimously determined to approve the Merger Agreement and recommend to Tender Loving Care's stockholders that they tender their Shares in the Offer.

(C)  INTENT TO TENDER.

    To the best knowledge of Tender Loving Care, each executive officer and director of Tender Loving Care who owns Shares intends to tender their Shares to Purchaser in accordance with the terms of the Offer. As described above in Item 3, each of Tender Loving Care's directors and certain of its executive officers have entered into the Shareholder Agreement, pursuant to which each agreed to tender to Purchaser in the Offer any Shares held by those persons.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

    On October 4, 2001, Tender Loving Care entered into a letter agreement with Cain Brothers pursuant to which Tender Loving Care retained Cain Brothers to render an opinion as to the fairness, from a financial point of view, of the consideration payable to the stockholders of Tender Loving Care in connection with any transaction. Tender Loving Care paid Cain Brothers an initial fee of $75,000 an October 4, 2001. On October 18, 2001, Tender Loving Care paid Cain Brothers an additional $75,000 upon delivery of its written fairness opinion. An additional $50,000 is payable to Cain Brothers in the event a majority of the Shares are tendered to and accepted for payment by E-MedSoft and Purchaser in the Offer. Tender Loving Care has also agreed to reimburse Cain Brothers for its direct expenses (not to exceed $10,000) and to indemnify Cain Brothers against certain liabilities arising out of or in connection with its engagement.

    Neither Tender Loving Care nor any person acting on its behalf has retained any other person to make solicitations or recommendations to stockholders with respect to the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    To the best of Tender Loving Care's knowledge, there were no transactions by any executive officer, director, affiliate or subsidiary of Tender Loving Care in shares of Common Stock during the past sixty (60) days.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    Except as described in this Statement, Tender Loving Care is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

    - a tender offer or other acquisition of Tender Loving Care's securities by Tender Loving Care or any other person;

    - an extraordinary transaction, such as a merger, reorganization or liquidation, involving Tender Loving Care or any subsidiary of Tender Loving Care;

    - a purchase, sale or transfer of a material amount of assets of Tender Loving Care or any subsidiary of Tender Loving Care; or

    - any material change in the present dividend policy, indebtedness or capitalization of Tender Loving Care.

ITEM 8. ADDITIONAL INFORMATION

(A)  INFORMATION STATEMENT.

    The Information Statement attached as Annex 2 hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Tender Loving Care's stockholders as described in Item 3 above, and is incorporated herein by reference.

(B)  REGULATORY

    A description of certain regulatory approvals required in connection with the Offer and the Merger is contained in Section 15 "Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase which is attached as Exhibit (a)(1)(a) to the Schedule TO and is incorporated herein by this reference.

(C)  SHORT-FORM MERGER.

    Section 253 of the DGCL provides that, if a E-MedSoft corporation owns at least 90% of the then outstanding shares of each class of a subsidiary corporation, the merger into the subsidiary corporation of the E-MedSoft corporation may be effected by a plan of merger adopted by the board of directors of the E-MedSoft corporation and the appropriate filings with the Delaware Secretary of State. Under Delaware law, if Purchaser acquires at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger without a vote of the other stockholders of Tender Loving Care. Pursuant to the Stock Option Agreement, Tender Loving Care granted Purchaser an option, exercisable if 75% of the Shares are tendered in the Offer and accepted for payment, to purchase sufficient shares of Tender Loving Care's Common Stock to constitute, when combined with the Shares tendered in the Offer, 90% of Tender Loving Care's outstanding Shares. An exercise by Purchaser of this option would ensure that Purchaser could effect the Merger without a vote of the other stockholders of Tender Loving Care.

(D)  DISSENTERS' RIGHTS.

    Under Delaware law dissenters' rights are not available to Company stockholders in connection with the Offer. However, the Merger Agreement and Delaware law provide that, if the Merger is consummated, holders of Common Stock will have the right to dissent and demand fair value of their shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock and to receive the appraisal value in accordance with the provisions of Section 262 of the DGCL. Stockholders should recognize that the value so determined could be higher or lower than the price per share of Common Stock paid in the Offer and the Merger. Stockholders who wish to exercise dissenters' rights in connection with the Merger need not take any action at this time. If the Offer is consummated, Tender Loving Care will distribute to the remaining stockholders additional information on the procedures to be followed to perfect their dissenters' rights.

ITEM 9.  EXHIBITS

1. Text of Press Release of E-MedSoft and Tender Loving Care Health Care, dated October 19, 2001*.

2. Agreement and Plan of Merger and Reorganization, dated as of October 18, 2001, by and among, E-MedSoft, TLC Acquisition Corporation and Tender Loving Care.*

3. Shareholder Agreement, dated as of October 18, 2001, by and among E-MedSoft, Purchaser, Stephen Savitsky, Dale R. Clift, David Savitsky, Willard T. Derr, Renee J. Silver, Sandra Parshall, Jonathan Halpert, Ph.D., and Bernard J. Firestone, Ph.D.*

4. Stock Option Agreement, dated as of October 18, 2001, by and among E-MedSoft, Purchaser and Tender Loving Care. *

5. Employment Agreement with Stephen Savitsky, dated as of October 18, 2001, between Tender Loving Care and Stephen Savitsky. *

6. Employment Agreement with Dale R. Clift, dated as of October 18, 2001, between Tender Loving Care and Dale R. Clift. *

7. Employment Agreement with David Savitsky, dated as of October 18, 2001, between Tender Loving Care and David Savitsky. *

8. Agreement, dated October 18, 2001, by and among Tender Loving Care, Stephen Savitsky, Dale R. Clift and David Savitsky. *

9. Letter, dated October 18, 2001, from E-MedSoft to Stephen Savitsky, Dale R. Clift and David Savitsky. *

10. e-MedSoft.com Warrant Agreement, dated October 18, 2001, for Stephen Savitsky.*

11. e-MedSoft.com Warrant Agreement, dated October 18, 2001, for Dale R. Clift.*

12. e-MedSoft.com Warrant Agreement, dated October 18, 2001, for David
    Savitsky.*

13. Confidentiality Agreement, dated September 25, 2001, between E-MedSoft and Tender Loving Care.**

14. Offer to Purchase, dated October 26, 2001.**

15. Letter of Transmittal.**

16. Opinion of Cain Brothers, dated October 18, 2001 (included as ANNEX 1 hereto).

17. Information Statement of Tender Loving Care Health Care Services, Inc., dated October 26, 2001 (included as ANNEX 2 hereto).

18. Tender Loving Care Health Care Services, Inc. 1999 Stock Option Plan, as amended (Filed as Exhibit 10.12 to Tender Loving Care Health Care
    Service, Inc.'s Annual Report on Form 10-K for the year ended February 29, 2000, and incorporated herein by this reference).

19. Forms of Stock Option Agreements under 1999 Stock Option Plan, for Officers, Directors, Director Consultants, and Non-Officer Employees (Filed as Exhibits 10.13 through 10.18 to Tender Loving Care Health Care
    Services, Inc.'s Annual Report on Form 10-K for the year ended February 29, 2000, and incorporated herein by this reference).

------------------------

* Incorporated by reference to Form 8-K filed by Tender Loving Care on October 25, 2001.

** Incorporated by reference to Schedule TO filed by TLC Acquisition Corporation and e-MedSoft.com on October 29, 2001.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       TENDER LOVING CARE
                                                       HEALTH CARE SERVICES, INC.

DATE: OCTOBER 29, 2001                                 By:  /s/ STEPHEN SAVITSKY
                                                            -----------------------------------------
                                                            Name: Stephen Savitsky
                                                            Title: Chairman of the Board and Chief
                                                            Executive Officer

                                                                         ANNEX 1

October 18, 2001

Board of Directors
TENDER LOVING CARE HEALTH CARE SERVICES, INC.
1983 Marcus Avenue
Lake Success, New York 11042

Gentlemen:

    You have asked us to advise you with respect to the fairness to the holders of Company Common Stock (as defined below) of Tender Loving Care Health Care Services, Inc. (the "Company") from a financial point of view of the Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of October 18, 2001 (the "Merger Agreement"), among e-MedSoft.com ("Acquiror"), TLC Acquisition Corporation ("Merger Sub"), and the Company. The Merger Agreement provides for (i) Merger Sub to commence a cash tender offer (the "Offer") for all outstanding shares of common stock, par value $0.01 per share (Company Common Stock") of the Company at $1.00 per share (the "Consideration") and
(ii) following the Offer, the merger (the "Merger", and together with the Offer, the "Transaction") of the Merger Sub with and into the Company pursuant to which the Company will become a wholly-owned subsidiary of the Acquiror and each outstanding share of Company Common Stock will be converted into the right to receive Consideration.

    Our opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, we have not participated in any of the negotiations leading to the Transaction nor have we advised you with respect to alternatives to it.

    In connection with this opinion we have made such reviews, analyses, and inquiries, as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

       1. reviewed the Merger Agreement, including the exhibits thereto, the Stock Option agreement dated October 18, 2001, among the Company, Acquiror and Merger Sub, the Shareholder Agreements, dated
           October 18, 2001, among the Acquiror, Merger Sub and each shareholder named therein, the Employment Agreements, dated October 18, 2001, between the Company and each of Stephen Savitsky, Dale Clift and David Savitsky, and the Warrants to purchase Acquiror common stock dated October 18, 2001, issued to each of each of Stephen Savitsky, Dale Clift and David Savitsky;

       2. met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects and projected operations and performance of the Company;

       3. reviewed the Company's annual reports as filed with the Securities and Exchange Commission ("SEC") on Form 10-K for the fiscal years ended February 28, 1999, 2000, and 2001; the Company's interim quarterly report as filed with the SEC on Form 10-Q for the quarterly period ended June 30, 2001, the Company having decided during the fourth quarter of its fiscal year ended February 28, 2001, to change its fiscal year to March 31 from February 28/29; and an unaudited financial statement prepared by the Company's management for the 12-month period ended August 31, 2001, the most current such financial statements available;

       4. received a forecast of the Company's future financial results prepared by the Company's management for the fiscal years ending March 31, 2002 through 2006;

Board of Directors
October 18, 2001
Page 2

       5. reviewed the historical market prices and trading volume of the Company's common stock since October 20, 1999, which was the date the Company became an independent, publicly traded company following the spin-off of the home health care operations previously owned by Staff Builders, Inc.;

       6. researched and analyzed the current environment and various trends within the health care industry, in general, and the home health care industry, specifically, paying particular attention to the current and prospective reimbursement environment for home health care providers;

       7. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company and publicly available prices and premiums paid in other health care transactions that we considered appropriate; and

       8. conducted such other studies, analyses, and inquiries as we deemed appropriate.

    We have relied upon and assumed, without independent verification, that the financial forecasts provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

    We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market, and other conditions as they exist and can be evaluated by us at the date of this letter.

    We will receive a fee for rendering this opinion, a portion of which will be payable upon successful completion of the Offer.

    Based upon the foregoing, and in reliance thereon, it is our opinion that the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders from a financial point of view.

                                        /s/ Cain Brothers & Company, LLC

                                                                         ANNEX 2

                   TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                               1983 MARCUS AVENUE
                          LAKE SUCCESS, NEW YORK 11042
             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about October 29, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Tender Loving Care Health Care Services, Inc. (the "Company"). Capitalized terms used but not otherwise defined herein shall have the respective meanings given such terms in the Statement.

    You are receiving this statement in connection with the possible election of persons designated by e-MedSoft.com, a Nevada corporation ("E-MedSoft") to a majority of the seats of the Company's Board of Directors (the "Board"). On October 18, 2001, the Company entered into an Agreement and Plan of Merger and Reorganization ("Merger Agreement") with E-MedSoft and TLC Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of E-MedSoft (the "Purchaser"), the terms of which require Purchaser to commence a cash tender offer (the "Offer") for all of the issued and outstanding shares of the common stock of the Company, par value $0.01 per share ("Common Stock") at a price of $1.00 per share. Subject to the satisfaction of certain conditions, including the Minimum Condition (as described below), at the effective time of the transactions contemplated by the Merger Agreement (the "Effective Time"), Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation in the Merger as a wholly-owned subsidiary of E-MedSoft. In the Merger, each share of Common Stock ("Share"), other than those as to which dissenters' rights have been perfected in accordance with the Delaware General Corporation Law (the "DGCL"), will be converted into the right to receive $1.00 per Share, net to the seller in cash.

    The "Minimum Condition" will have been satisfied upon there having been validly tendered and not properly withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to the Shares already owned by E-MedSoft and its direct and indirect wholly owned subsidiaries, if any, shall constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the conversion of any outstanding convertible securities or upon the exercise of any outstanding options or warrants which are vested as of the date of the Merger Agreement or are capable of vesting during the ninety (90) day period following the consummation of the Offer and have an exercise price of $1.00 per Share or less but excluding any such options or warrants held by persons who have agreed in writing to accept certain net cash payments upon the termination of their options or warrants as described in the Merger Agreement).

    Upon the satisfaction of the Minimum Condition, E-MedSoft shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to the provision described in this paragraph), multiplied by the percentage that the aggregate number of Shares beneficially owned by E-MedSoft or any affiliate of Parent following such purchase bears to the total number of Shares then outstanding. At such time, the Company shall take all action necessary to cause E-MedSoft's designees to be elected as directors of the Company, including, without limitation, by increasing the size of the Board and seeking and accepting the resignations of incumbent directors. The Merger Agreement also provides that, at such time, the Company shall use its best efforts to cause persons designated by E-MedSoft to constitute the number of members of each committee of the Board (and the board of directors of each Subsidiary of the Company (and each committee thereof)) that represents the same percentage as such individuals represent on the Board. Until the Effective Time, E-MedSoft and Company have agreed to use their reasonable best efforts to ensure that at least two members of the Board as of the date of the Merger Agreement who are not employees of the Company remain members of the Board until the Effective Time.

    The Merger Agreement provides that, following the election or appointment of E-MedSoft's designees in accordance with the provision described above and until the Effective Time, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any obligation or action under the Merger Agreement by E-MedSoft or Purchaser, or waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, will require the approval of at least two (2) members of the Board of the Company then in office who were neither designated by E-MedSoft and who are not employees of the Company.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder in connection with the appointment of E-MedSoft's designees to the Board.

    YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

    Pursuant to the Merger Agreement, Purchaser commenced the Offer on October 29, 2001. The Offer is scheduled to expire at midnight, New York City time, on Tuesday, November 27, 2001, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

    The information contained in this Information Statement (including information incorporated by reference) concerning E-MedSoft, Purchaser and E-MedSoft's designees has been furnished to the Company by E-MedSoft, and the Company assumes no responsibility for the accuracy or completeness of such information.

    E-MedSoft has informed the Company that it will choose its designees to the Board from the directors and executive officers of E-MedSoft and/or Purchaser listed on Section I of Purchaser's Offer to Purchase, dated October 29, 2001 (the "Offer to Purchase"), a copy of which is being mailed to the Company's stockholders together with the Statement. Purchaser has informed the Company that each of the directors and officers listed in Section I of the Offer to Purchase has consented to act as a director of the Company, if selected. The information with respect to such individuals in Section I is hereby incorporated by reference.

    Based solely on the information set forth in Section I of the Offer to Purchase filed by Purchaser, none of the directors and executive officers of Purchaser and E-MedSoft (i) is currently a director of, or holds any position with, the Company, or (ii) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of E-MedSoft and Purchaser, except for 4,195,845 Shares which may be deemed to be beneficially owned by E-MedSoft and Purchaser by reason of the Shareholder Agreement, dated as of October 18, 2001, by and among E-MedSoft, Purchaser, and the directors and executive officers of the Company, none of E-MedSoft's or Purchaser's directors or executive officers beneficially owns any equity securities (or rights to acquire equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

    E-MedSoft has informed the Company that, to the best of its knowledge, none of the directors and executive officers of E-MedSoft or Purchaser has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violations of federal or state securities laws.

    It is expected that E-MedSoft's designees may assume office at any time following the satisfaction of the Minimum Condition, which cannot be earlier than November 27, 2001, and that, upon assuming office, E-MedSoft's designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by E-MedSoft's designees will constitute at least a majority of the available positions of the Board. It is currently not known which or how many of the current directors of the Company will resign.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

    The Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. As of the close of business on October 25, 2001, there were 50,000,000 shares of Common Stock authorized of which 11,819,653 shares were issued and outstanding.

                     DIRECTORS AND OFFICERS OF THE COMPANY

DIRECTORS

    The names of the current directors of the Company, their ages and certain other information about them are set forth below. As indicated, some of the directors may resign effective immediately following the satisfaction of the Minimum Condition.

NAME                                       AGE
----                                     --------
Stephen Savitsky.......................     56      Mr. Savitsky has served as Chairman of the Board,
                                                    Chief Executive Officer and a Director of the Company
                                                    since October 1999. From 1983 to the present, Mr.
                                                    Savitsky has served as Chairman of the Board, Chief
                                                    Executive Officer and a Director of ATC Healthcare,
                                                    Inc. (formerly Staff Builders, Inc.), a medical
                                                    staffing company. Mr. Savitsky also served as
                                                    President of ATC Healthcare, Inc. from November 1991
                                                    until November 30, 1998. Mr. Savitsky is the brother
                                                    of David Savitsky.

Dale R. Clift..........................     50      Mr. Clift has served as President, Chief Operating
                                                    Officer and a Director of the Company since October
                                                    1999. From February 1998 to October 1999, Mr. Clift
                                                    was the Executive Vice President and Chief Financial
                                                    Officer of ATC Healthcare, Inc. (formerly Staff
                                                    Builders, Inc.) In addition, from December 1998 to
                                                    October 1999, Mr. Clift was the Chief Operating
                                                    Officer of ATC Healthcare, Inc. Mr. Clift has served
                                                    as Senior Vice President, Financial Strategy of ATC
                                                    Healthcare, Inc. since October 1999. From January
                                                    1996 through February 1998, Mr. Clift provided
                                                    consulting services to a number of companies,
                                                    including several in the health care industry.

NAME                                       AGE
----                                     --------
David Savitsky.........................     53      Mr. Savitsky has served as Vice Chairman, Government
                                                    Relations and a Director of the Company since October
                                                    1999 for which he spends approximately 25% of his
                                                    business time. From 1983 to the present, Mr. Savitsky
                                                    has served as Secretary, Treasurer and a Director of
                                                    ATC Healthcare, Inc. (formerly Staff Builders, Inc.)
                                                    and as President of ATC Healthcare, Inc. from
                                                    December 1, 1998 to the present. In addition, Mr.
                                                    Savitsky served as Executive Vice President of ATC
                                                    Healthcare, Inc. from December 1987 through November
                                                    1998 and as Chief Operating Officer of ATC
                                                    Healthcare, Inc. from April 1991 through November
                                                    1998. Mr. Savitsky is the brother of Stephen
                                                    Savitsky.

Jonathan J. Halpert, Ph.D..............     57      Dr. Halpert has served as a Director of the Company
                                                    since October 1999. He is a consultant in the area of
                                                    deinstitutionalization of the mentally retarded and
                                                    Chief Executive Officer of the Camelot Community
                                                    Residence Program. Dr. Halpert has served as a
                                                    Director of ATC Healthcare, Inc. (formerly Staff
                                                    Builders, Inc.), since August 1987.

Bernard J. Firestone, Ph.D.............     52      Dr. Firestone has served as a Director of the Company
                                                    since October 1999. He is an associate dean for
                                                    curriculum and personnel in the College of Liberal
                                                    Arts and Sciences and professor of political science
                                                    at Hofstra University where he has been teaching for
                                                    25 years. Dr. Firestone has served as a Director of
                                                    ATC Healthcare, Inc. (formerly Staff Builders, Inc.),
                                                    since August 1987.

COMPENSATION OF DIRECTORS

    The Company pays non-employee directors $7,500 annually. The Company also pays expenses for attendance at meetings of the Board and committees thereof. Additionally, non-employee Directors are compensated with options to purchase shares of Common Stock of the Company, in accordance with the Company's 1999 Stock Option Plan.

BOARD MEETINGS AND COMMITTEES

    During the fiscal year ended February 28, 2001 (the "2001 Fiscal Year"), the Board held one (1) meeting. During the 2001 Fiscal Year, each incumbent director attended at least 75% of the aggregate of the number of meetings of the Board and the total number of meetings held by all committees on which the individual served.

    The Audit Committee presently is composed of two (2) directors: Jonathan J. Halpert, Ph.D. and Bernard J. Firestone, Ph.D. Responsibilities of this committee include engagement of independent auditors, review of audit fees, supervision of matters relating to audit functions, review and setting of internal policies and procedures regarding audits, accounting and other financial controls, and reviewing related party transactions. During the 2001 Fiscal Year, the Audit Committee did not meet.

    The Board has not adopted an Audit Committee Charter. Pursuant to the SEC requirements, the Board has determined that all members of the Audit Committee are eligible and qualified to serve on the Audit Committee. The Board determined that both members of the Audit Committee were and are financially literate and that such members met the standards of independence and other qualifications for audit committee members, as set forth in the SEC requirements.

    The Compensation Committee presently is composed of two (2) directors:
Jonathan J. Halpert, Ph.D. and Bernard J. Firestone, Ph.D. Responsibilities of this committee include approval of remuneration arrangements for executive officers of the Company, review and approval of compensation plans relating to executive officers and directors, including grants of stock options and other benefits under the Company's stock option plan, and general review of the Company's employee compensation policies. None of the members of the Compensation Committee has been an employee of the Company at any time and none has any relationship with either the Company or the Company's officers requiring disclosure under applicable regulations of the Securities and Exchange Commission. During the 2001 Fiscal Year, the Compensation Committee did not meet.

    The Company does not have a standing nominating committee.

EXECUTIVE OFFICERS

    The following table sets forth certain information concerning the executive officers of the Company who are not also directors. The executive officers are elected annually by the Board of Directors following the Annual Meeting of Stockholders and serve at the discretion of the Board.

NAME                                       AGE
----                                     --------
Willard T. Derr........................     45      Mr. Derr has served as Senior Vice President, Chief
                                                    Financial Officer, Corporate Controller and Treasurer
                                                    of the Company since October 1999. From March 1998 to
                                                    October 1999, Mr. Derr was the Senior Vice President
                                                    and Corporate Controller of ATC Healthcare, Inc.
                                                    (formerly Staff Builders, Inc.) From February 1993 to
                                                    March 1998, Mr. Derr was the Vice President and
                                                    Controller of a principal subsidiary of ATC
                                                    Healthcare, Inc.

Renee J. Silver........................     46      Ms. Silver has served as Vice President and General
                                                    Counsel of the Company since October 1999. From
                                                    November 1994 to October 1999, Ms. Silver was the
                                                    Vice President and General Counsel of ATC Healthcare,
                                                    Inc. (formerly Staff Builders, Inc.)

                             EXECUTIVE COMPENSATION

    The table below sets forth certain compensation information for the fiscal years ended February 28, 2001, February 29, 2000 and February 28, 1999 of those persons who were at February 28, 2001: (i) the Chief Executive Officer of the Company, and (ii) the four most highly compensated executive officers of the Company whose total annual salary and bonus exceeded $100,000 (collectively, the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                                                          AWARDS
                                                                  ANNUAL               ------------
                                                               COMPENSATION             SECURITIES
NAME AND                                        FISCAL    -----------------------       UNDERLYING
PRINCIPAL POSITION                               YEAR     SALARY($)      BONUS($)       OPTIONS(#)
------------------                             --------   ---------      --------      ------------
Stephen Savitsky.............................    2001     $295,374       $150,000               --
Chairman and Chief                               2000     $494,277(1)          --          400,000(2)
Executive Officer                                1999     $594,991             --        1,383,691(3)

Dale R. Clift................................    2001     $464,615       $150,000               --
President and Chief Operating Officer            2000     $330,769(4)    $100,000(5)       500,000(2)
                                                 1999     $244,781       $143,665          700,000(3)

Sandra Parshall(6)...........................    2001     $204,000       $ 12,240               --
Sr. Vice President, Operations of a              2000     $203,346(7)    $ 20,000          100,000(2)
Principal Subsidiary                             1999     $170,654             --           75,000(3)

Willard T. Derr..............................    2001     $168,615       $ 20,000               --
Chief Financial Officer,                         2000     $160,000(8)    $ 22,500(5)        75,000(2)
Sr. Vice President, Corporate Controller         1999     $139,476             --           50,000(3)
and Treasurer

Renee J. Silver..............................    2001     $181,769             --               --
Vice President and General Counsel               2000     $171,000(9)          --           50,000(2)
                                                 1999     $161,398             --           40,000(3)

------------------------

1. From March 1, 1999 to October 20, 1999, $393,441 was paid by ATC Healthcare, Inc. (formerly Staff Builders, Inc.) and from October 21, 1999 to February 29, 2000, $100,836 was paid by the Company. See "Executive Compensation--Executive Employment Agreements".

2.  Represents options to purchase shares of the Company's Common Stock.

3. Represents options to purchase shares of ATC Healthcare, Inc. (formerly Staff Builders, Inc.) Class A common stock. However, Ms. Parshall's,
    Ms. Silver's and Mr. Derr's rights to exercise Staff Builders, Inc. options have expired.

4. From March 1, 1999 to October 20, 1999, $190,384 was paid by ATC Healthcare, Inc. (formerly Staff Builders, Inc.), and from October 21, 1999 to February 29, 2000, $140,385 was paid by the Company. See "Executive Compensation--Executive Employment Agreements".

5.  Bonus paid by the Company during fiscal 2000 subsequent to a spin-off.

6. Ms. Parshall is no longer an executive officer of the Company. However, she continues to serve as an officer of a principal subsidiary.

7. From March 1, 1999 to October 20, 1999, $128,807 was paid by ATC Healthcare, Inc. (formerly Staff Builders, Inc.) and from October 21, 1999 to February 29, 2000, $74,539 was paid by the Company. See "Executive Compensation--Executive Employment Agreements".

8. From March 1, 1999 to October 20, 1999, $101,538 was paid by ATC Healthcare, Inc. (formerly Staff Builders, Inc.) and from October 21, 1999 to February 29, 2000, $58,462 was paid by the Company. See "Executive Compensation--Executive Employment Agreements".

9. From March 1, 1999 to October 20, 1999, $107,885 was paid by ATC Healthcare, Inc. (formerly Staff Builders, Inc.) and from October 21, 1999 to February 29, 2000, $63,115 was paid by the Company. See "Executive Compensation--Executive Employment Agreements".